June 9, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Peplin, Inc. Registration Statement on Form S-1 Filed August 9, 2007 File No. 333-145266
Dear Mr. Riedler:
     On August 9, 2007, Peplin, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-1245266) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the securities under the Registration Statement and its decision to pursue other financing alternatives. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).
     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.
     Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Peplin, Inc., 6475 Christie Avenue, Emeryville, California 94608, facsimile number (510) 653-9704, with a copy to the Company’s counsel, Latham & Watkins LLP, 650 Town Center Drive, 20th Floor, Costa Mesa, California, 92626, Attn: B. Shayne Kennedy, facsimile number (714) 755-8290.
     Please do not hesitate to contact me directly if you have any questions regarding this matter.

Very truly yours, Peplin, Inc.
By:	/s/ Philip K. Moody
Chief Financial Officer, Vice President
Finance and Operations